Dah Sing Financial Holdings Limited
36th Floor Dah Sing Financial Centre
108 Gloucester Road Hong Kong

02 AUG 22 AM 10:23

Our Ref.: CS/L248/02

02049405

12th August 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Dear Sirs,

Re: Dah Sing Financial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4272

We enclose one (1) copy of the Press Announcement of 2002 Interim Results pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of Dah Sing Financial Holdings Limited.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Dah Sing Financial Holdings Limited is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelop.

Yours faithfully,
For and on behalf of
DAH SING FINANCIAL HOLDINGS LIMITED

Helen H.L. Soo
Company Secretary

dlw 8/28

Encl.

AN/sy084wwL248

Tel: 2507 8866 Telex: 74063 DSB HX Fax: 2598 7177

02 AUG 22 AM 10: 23

大新金融集團有限公司
Dah Sing Financial Holdings Limited

ANNOUNCEMENT OF 2002 INTERIM RESULTS

The Directors of Dah Sing Financial Holdings Limited (the "Company") are pleased to present the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2002 as follows:

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June

	2002	2001	Variance
	HK$'000	*HK$'000*	%
Interest income	1,298,055	1,749,601	
Interest expense	(368,853)	(947,238)	
Net interest income	929,202	802,363	15.8
Other operating income	318,706	252,247	26.3
Operating income	1,247,908	1,054,610	18.3
Operating expenses	(430,154)	(441,594)	-2.6
Operating profit before provisions	817,754	613,016	33.4
Charge for bad and doubtful debts	(327,718)	(137,193)	138.9
Operating profit after provisions	490,036	475,823	3.0
Net gain / (loss) on disposal of fixed assets	7,328	(220)	
Net gain on disposal of held-to-maturity and non-trading securities	23,819	50,984	
Profit on ordinary activities	521,183	526,587	-1.0
Share of net losses of jointly controlled entities	(3,600)	(10,000)	
Share of net profits of associates	–	2,117	
Profit before taxation	517,583	518,704	-0.2
Taxation	(53,509)	(69,604)	
Profit after taxation	464,074	449,100	3.3
Minority interests	(3,649)	(1,134)	
Profit attributable to shareholders	460,425	447,966	2.8
Basic earnings per share	HK$1.87	HK$1.82	2.7
Diluted earnings per share	HK$1.87	HK$1.81	
Proposed interim dividend of HK$0.52 (2001: HK$0.52) per share	128,221	128,221	

UNAUDITED CONSOLIDATED BALANCE SHEET

	As at 30th June 2002	As at 31st Dec. 2001
	HK$'000	*HK$'000*
ASSETS		
Cash and short-term funds	6,650,131	6,925,793
Trade bills	606,834	535,645
Certificates of deposit held	485,569	524,766
Trading securities	2,167,555	3,173,305
Advances to customers and other accounts	30,254,114	30,081,342
Held-to-maturity securities	6,593,970	4,597,102
Non-trading securities	5,845,474	6,234,977
Investments in associates	–	99,866
Investments in jointly controlled entities	23,400	27,000
Fixed assets	1,091,021	1,302,828
Value of long-term life assurance business attributable to shareholders	618,704	593,029
Assets of long-term fund attributable to policyholders	374,245	336,222
Total assets	54,711,017	54,431,875

ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS

	As at 30th June 2002	As at 31st Dec. 2001	Variance
	HK$'000	*HK$'000*	%
Advances to customers	29,186,420	29,274,357	-0.3
Securitised loans	–	234,003	
Less: non-returnable proceeds	–	(234,003)	
Provisions for bad and doubtful debts			
Specific	(349,902)	(308,142)	
General	(262,652)	(263,183)	
	28,573,866	28,703,032	-0.5
Accrued interest	279,220	368,325	
Other accounts	1,401,159	1,046,572	
Provisions against accrued interest and other accounts			
Specific	–	(36,396)	
General	(131)	(191)	
	1,680,248	1,378,310	
	30,254,114	30,081,342	0.6

GROSS ADVANCES TO CUSTOMERS BY INDUSTRY SECTOR

	As at 30th June 2002	As at 31st Dec. 2001	Variance
	HK$'000	*HK$'000*	%
Industrial, commercial and financial			
– Property development	268,228	447,730	-40.1
– Property investment	2,514,744	2,379,572	5.7
– Financial concerns	353,124	363,192	-2.8
– Stockbrokers	11,903	12,512	-4.9
– Wholesale and retail trade	1,124,033	1,168,226	-3.8
– Manufacturing	2,130,943	2,134,177	-0.2
– *Transport and transport equipment*	2,005,534	2,180,592	-8.0
– Others	931,981	888,067	4.9
	9,340,490	9,574,068	-2.4
Individuals			
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	2,458,999	2,465,067	-0.2
– Loans for the purchase of other *residential properties*	8,407,825	8,443,582	-0.4
– Credit card advances	2,790,660	2,773,749	0.6
– Others	3,600,930	3,661,823	-1.7
	17,258,414	17,344,221	-0.5
Loans for use in Hong Kong	26,598,904	26,918,289	-1.2
Trade finance	2,123,009	1,879,976	12.9
Loans for use outside Hong Kong	464,507	476,092	-2.4
	29,186,420	29,274,357	-0.3

Over 90% of gross advances to customers were extended to customers located in Hong Kong.

NON-PERFORMING LOANS

	As at 30th June 2002	% of Total Advances	As at 31st Dec. 2001	% of Total Advances
	HK$'000		*HK$'000*	
Gross advances	597,630	2.05	605,935	2.07
Specific provisions made	(324,058)		(267,035)	
	273,572		338,900	
Market value of security held	254,867		328,420	

The adjusted capital adequacy ratio represents the consolidated ratio of the Banking Group. The adjusted capital adequacy ratio of each entity within the Banking Group is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority. The adjusted ratio takes into account market risk.

The liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio for the relevant periods for the Banking Group. The liquidity ratio of each entity within the Banking Group is computed in accordance with the Fourth Schedule of the Banking Ordinance.

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK$0.52 per share for 2002 payable on or before Monday, 2nd September 2002 to shareholders whose names are on the Register of Shareholders at the close of business on Friday, 30th August 2002.

CLOSING OF REGISTER OF SHAREHOLDERS

The Register of Shareholders will be closed from Monday, 26th August 2002 to Friday, 30th August 2002, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 23rd August 2002.

BUSINESS REVIEW

Our Group achieved satisfactory results for the first six months of 2002 amidst a very difficult operating environment. The local economy suffered from slow investment and consumption, rising unemployment, weak sentiment and continued deflation.

Despite such market conditions and weak loan demand, our operating profit after provisions for the period under review, at HK$490.0 million, was 3.0% higher than that of the first six months in 2001. Profit attributable to shareholders, at HK$460.4 million, was 2.8% higher than that of the same period last year. We have maintained our interim dividend of HK$0.52 per share.

Our Banking business, operated through Dah Sing Bank and MEVAS Bank, achieved a sound performance in the first six months of this year. The strong growth in operating income was however offset by the significant rise in bad debt charges, which were mainly due to credit card and consumer lending being adversely affected by much higher personal bankruptcies. We continue to place emphasis on growing our customer base and cross-selling, offering additional products and services, enhancing our service quality, and upgrading our risk management capabilities.

Against a background of lower new business growth and persistency levels arising from the weak operating environment, our life insurance business generated a flat profit contribution relative to the same period last year despite a stronger return on bond investments.

FINANCIAL REVIEW

When compared with the first half of 2001, operating profit before provisions was 33.4% higher, mainly the result of stronger revenue contribution and savings in operating expenses from our banking business. A significant increase in bad debt charges trimmed the growth of our operating profit after provisions to 3.0%.

Net interest income was up by 15.8% in the period. Lower interest rates, an increased average balance of high yielding assets relative to 2001, and our ability to sustain the higher interest yields in credit card and consumer loans, together with our investment in fixed income securities, assisted in boosting our net interest income. Our net interest margin widened from 3.72% in first half 2001 to 4.05% in the first six months period this year.

Other operating income was 26.3% higher. The growth was mainly driven by the increase in our banking business fee and commission income generated by credit card and wealth management businesses, and higher treasury contribution. Our life insurance business net *contribution included in other operating income was HK$35.2 million, almost identical to* HK$35.6 million earned in the first half of 2001.

Operating expenses declined 2.6% when compared with the same period in 2001. A reduced

Deposits and balances of banks and other financial institutions	112,492	293,164
Current, fixed, savings and other deposits of customers	36,255,581	33,030,725
Certificates of deposit issued	6,402,786	5,652,190
Other accounts and accruals	4,554,654	8,219,098
Current portion of long-term liabilities	–	230,000
Long-term liabilities	200,000	200,000
Long-term liabilities attributable to policyholders	374,245	336,222
Total liabilities	47,899,758	47,961,399
CAPITAL RESOURCES		
Loan capital	974,994	974,719
Minority interests	67,261	78,312
Share capital	493,158	493,158
Reserves	5,147,625	4,776,340
Proposed dividend	128,221	147,947
Shareholders' funds	5,769,004	5,417,445
Total capital resources	6,811,259	6,470,476
Total liabilities and capital resources	54,711,017	54,431,875

SHAREHOLDERS' FUNDS

	As at 30th June 2002	As at 31st Dec. 2001
	HK$'000	*HK$'000*
Share capital	493,158	493,158
Reserves		
Share premium	817,703	817,703
Capital reserve	104	5,072
Investment properties revaluation reserve	23,287	25,165
Premises revaluation reserve	308,105	311,707
Investments revaluation reserve	42,015	(3,912)
General reserve	588,930	588,930
Retained earnings	3,367,481	3,031,675
	5,147,625	4,776,340
Proposed dividend	128,221	147,947
Total	5,769,004	5,417,445

CHARGE FOR BAD AND DOUBTFUL DEBTS

For the six months ended 30th June

	2002	2001	Variance
	HK$'000	*HK$'000*	*%*
Specific provision charged	327,485	136,341	140.2
General provision charged	233	852	-72.7
	327,718	137,193	138.9

TAXATION

Hong Kong profits tax has been provided at 16.0% (2001: 16.0%) on the estimated assessable profit for the period.

Included in the taxation is the attributable share of estimated Hong Kong profits tax losses arising from investments in limited partnerships. The Group's investments in limited partnerships are written off in the same period as the taxation benefits resulting from those investments are received and utilised.

There is no significant deferred taxation liability not provided for.

BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share is based on earnings of HK$460,425,000 (2001: HK$447,966,000) and the weighted average number of 246,578,802 (2001: 246,558,360) shares in issue during the period.

The calculation of diluted earnings per share is based on earnings of HK$460,425,000 (2001: HK$447,966,000) and the weighted average number of 246,772,712 (2001: 246,824,333) shares in issue during the period after adjusting for the effect of all dilutive potential ordinary shares.

Non-performing loans are loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased.

OVERDUE ADVANCES

	As at 30th June 2002	% of Total Advances	As at 31st Dec. 2001	% of Total Advances
	HK$'000		*HK$'000*	
Gross advances overdue for:				
Six months or less but over three months	202,587	0.69	179,324	0.61
One year or less but over six months	85,900	0.30	113,761	0.39
Over one year	158,305	0.54	191,569	0.65
	446,792	1.53	484,654	1.65
The amount on which interest is still being accrued	66,701		60,536	
Market value of security held against the secured advances	254,738		308,015	
Secured overdue advances	243,728		290,424	
Unsecured overdue advances	203,064		194,230	
Specific provisions made	176,921		184,044	

OVERDUE ADVANCES ARE RECONCILED TO NON-PERFORMING LOANS AS FOLLOWS:

	As at 30th June 2002	As at 31st Dec. 2001
	HK$'000	*HK$'000*
Advances which are overdue for more than three months	446,792	484,654
Add: non-performing loans which are overdue for three months or less	131,497	109,379
Add: non-performing loans which are not yet overdue	24,402	20,536
Add: rescheduled advances net of amounts included in overdue advances	61,640	51,902
Less: advances which are overdue for more than three months and on which interest is still being accrued	(66,701)	(60,536)
Non-performing loans	597,630	605,935

Over 90% of non-performing loans and overdue loans were due from customers located in Hong Kong.

RESCHEDULED ADVANCES (net of those which have been overdue for over three months and reported as part of Overdue Advances above):

	As at 30th June 2002	% of Total Advances	As at 31st Dec. 2001	% of Total Advances
	HK$'000		*HK$'000*	
Rescheduled advances	231,465	0.79	268,364	0.92
Specific provisions made	35,003		20,349	

There were no advances to bank and financial institutions nor other assets that were classified under non-performing, overdue and rescheduled assets as at 30th June 2002 and 31st December 2001.

FINANCIAL RATIOS

	Period ended 30th June 2002	Year ended 31st Dec. 2001	Period ended 30th June 2001
Net interest income / operating income	74.5%	75.4%	76.1%
Cost to income ratio	34.5%	41.6%	41.9%
Return on total assets (annualised)	1.7%	1.7%	1.8%
Return on shareholders' funds (annualised)	16.6%	17.0%	18.2%
Dividend payout ratio (on distributable profit)	29.3%	34.5%	31.2%
Loan to deposit (including loan capital) ratio (as at period end)	65.5%	72.4%	75.2%
Loan to deposit (excluding loan capital) ratio (as at period end)	67.0%	74.2%	77.2%
Capital adequacy ratio (Note)	19.1%	18.7%	17.8%
Adjusted capital adequacy ratio (Note)	19.0%	18.5%	17.6%
Average liquidity ratio (Note)	52.3%	46.2%	44.2%
Net interest margin (annualised)	4.05%	3.76%	3.72%

Note:

The capital adequacy ratio represents the consolidated ratio of the Banking Group as at 30th June or 31st December. The capital adequacy ratio of each entity within the Banking Group is computed in accordance with the Third Schedule of the Banking Ordinance.

cost to income ratio dropped from 41.9% in first half 2001 to 34.5% in the period.

Reflecting the deterioration in the asset quality of credit card and consumer lending brought about by the adverse economic conditions and the significant increase in personal bankruptcies, and with a higher average balance of consumer lending relative to the first half of 2001, the Group's charge for bad and doubtful debts increased significantly when compared with the same period last year. In line with the broader market, a higher charge-off rate for our credit card portfolio was recorded. The asset quality of our commercial banking and hire purchase finance businesses continued to hold up well despite the economic downturn. Our non-performing loan ratio remained healthy and eased slightly to 2.05%, against 2.07% at the end of 2001.

For our banking business, total loans and advances to customers were 0.3% lower than those at the end of 2001. Most lending categories were slightly down with the exception of trade finance, partly due to seasonal factors and partly due to an expanded commercial banking customer base. The flat loan book performance reflected a general weak loan demand, tight spread, and our more stringent credit control criteria and pricing requirements. Our total deposit base, comprising customer deposits and certificates of deposits, increased by 10.3% relative to the end of 2001.

MEVAS Bank, launched in April 2001, focused on the personal banking sector. MEVAS continued to increase its customer base and to improve its revenue, although a small loss was incurred during the first half.

PROSPECTS

The Hong Kong economic recovery may slow as the U.S. economy cools and with a continuing volatile global equity environment, local market sentiment is likely to remain subdued. We continue to maintain a cautious outlook for Hong Kong's economic performance in the second half of the year.

With China's WTO accession and a higher rate of economic growth, Hong Kong is well positioned to benefit from China's progress and increasing trade flows despite a slower global economic recovery. We remain confident on Hong Kong's long-term future and development as we continue to restructure our economy towards a more knowledge-based and higher value-added services centre.

With the challenging market environment in the US, we are of the view that the US interest rate increase anticipated earlier this year will be delayed. This would be positive for our banking business' performance in the second half. Our focus on fee income and our sound cost control should also be of benefit and will help to mitigate the expected high level of loan losses mainly arising from our unsecured consumer lending portfolio.

Our life insurance business is working hard to improve persistency, to push for a higher number of in-force policies and to generate new business growth. The forthcoming launch of unit linked life insurance will broaden our product range and should assist both revenue growth and customer acquisition.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with Appendix 14 of the Listing Rules of the Stock Exchange of Hong Kong Limited, except that (1) non-executive Directors were not appointed for a specific term since all Directors, excluding the Managing Director, have been subject to rotation in annual general meetings pursuant to the Company's Articles of Association and (2) the Audit Committee comprises five members with four independent non-executive Directors and one executive Director who brings particular banking expertise and extensive knowledge of the Group to the Audit Committee.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim financial statements for the six months ended 30th June 2002.

DEALINGS IN THE COMPANY'S SHARES

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares during the period ended 30th June 2002.

By Order of the Board
H L Soo
Company Secretary

Hong Kong, Tuesday, 6th August 2002

A more detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.